

13000073



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 14 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/14/13

Re: Abbott Laboratories

Dear Mr. Berry:

This is in regard to your letter dated January 10, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in Abbott's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Abbott therefore withdraws its December 21, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



January 10, 2013

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On December 21, 2012, Abbott Laboratories submitted a request for a no-action letter to the Division of Corporation Finance requesting that the Staff concur with Abbott's view that, for the reasons stated in the request, the shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") may properly be omitted from the proxy materials for Abbott's 2013 annual meeting of shareholders.

Abbott received a letter dated January 3, 2013 from Edward J. Durkin on behalf of the Proponent, a copy of which is attached hereto as Exhibit A. The letter informed Abbott that the Proponent was withdrawing the Proposal. Based on the withdrawal of the Proposal by the Proponent, Abbott is hereby withdrawing the request for a no-action letter. A copy of this letter is being provided to the Proponent.

If the Staff has any questions with respect to the foregoing, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com, or Jessica Paik by phone at 847.937.5550 or via email at Jessica.Paik@abbott.com. We may also be reached by facsimile at 847.938.9492.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures



cc: Edward J. Durkin
United Brotherhood of Carpenters, Corporate Affairs Department
101 Constitution Avenue, NW, Washington D.C. 20001
edurkin@carpenters.org

Exhibit A

Withdrawal Notification Received from the Proponent



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 847-937-3966]

January 3, 2013

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Ms. Schumacher:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to Abbott Laboratories on November 8, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time.

We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions prompted the Fund's withdrawal of the Proposal. It is our hope that in the future Abbott Laboratories might find this approach productive as well.

Sincerely,

Edward J. Durkin

cc: Douglas J. McCarron, Fund Chair



RECEIVED
H. L. ALLEN

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 21, 2012

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On behalf of Abbott Laboratories ("Abbott" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from the proxy materials for Abbott's 2013 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2013.

A notice on behalf of the Proponent was submitted on November 8, 2012, containing the following proposed resolution for consideration at our 2013 annual shareholders' meeting:

> Therefore, Be It Resolved: That the shareholders of Abbott Laboratories ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance and change-of-control benefits.

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the supporting statement, as *Exhibit A* (the "Proposal"). I have also enclosed a copy of all relevant correspondence exchanged with the Proponent as *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2013 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2013 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.



I. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement and form of proxy if the company has substantially implemented the proposal. The general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

The note to Rule 14a-8(i)(10) (the "Say-on-Pay Note"), which was added in connection with the adoption of Rule 14a-21 pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), provides that:

> A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) [say-when-on-pay]. . . a single year (i.e., one, two or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent [say-when-on-pay] shareholder vote.

The Proposal fits the exact specifications of a shareholder proposal that may be excluded pursuant to the Say-On-Pay Note – it seeks future advisory votes to approve the compensation of the Company's named executive officers, whose compensation is disclosed in the proxy statement pursuant to Item 402 of Regulation S-K. The Proposal also relates to the frequency of votes, requesting that the votes be held at every third annual shareholder meeting. As contemplated by the Say-On-Pay Note, at Abbott's most recent say-when-on-pay vote (at the 2011 annual shareholders' meeting), more than 89% of the votes cast were cast for an annual say-on-pay vote. Consistent with the preference expressed by shareholders, Abbott disclosed in an amended Form 8-K filed on June 16, 2011, following the release of the results from the 2011 annual shareholders' meeting, that it would hold its say-on-pay vote on an annual basis. Abbott provided a say-on-pay vote in 2012 and will do so again in 2013 and each year thereafter until the next say-when-on-pay vote is conducted in compliance with Rule 14a-21.

Moreover, to include the Proposal in Abbott's proxy materials would contradict the purpose and policy reasons behind the adoption of the Say-On-Pay Note. As the Commission stated in Release No. 33-9178 and Release No. 34-63768 (February 2, 2011), "if a majority of votes cast favors a given frequency and the issuer adopts a policy on frequency consistent with the choice of the majority of votes, then in our view, as a matter of policy it is appropriate for Rule 14a-8 to provide for exclusion of subsequent shareholder proposals that would provide a say-on-pay vote, seek future say-on-pay votes, or relate to the frequency of say-on-pay votes. We believe that, in these circumstances, additional shareholder proposals on frequency generally would unnecessarily burden the company and its shareholders given the company's adherence to the view favored by a majority of shareholder votes



regarding the frequency of say-on-pay votes."

Notwithstanding the basis for exclusion under the Say-On-Pay Note, the Proposal has also been substantially implemented under Rule 14a-8(i)(10) generally. Abbott already provides for a regular shareholder advisory say-on-pay vote to approve or disapprove of the compensation of its named executive officers. The Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. In *Texaco, Inc.* (avail. Mar. 28, 1991) (proposal requesting that the company adopt the "Valdez Principles" regarding environmental matters was substantially implemented by company policies and practices concerning environmental disclosure and compliance review), the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See also *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (proposal requesting the board to adopt principles "for national and international action to stop global warming" based on six model principles was substantially implemented by a company climate strategy to reduce the carbon footprints of itself, its suppliers and its consumers and to be actively engaged in public policy dialogue); and *Merck & Co., Inc.* (avail. Mar. 14, 2012) (proposal requesting that the board issue an annual report to shareholders disclosing procedures to ensure proper animal care was substantially implemented by Merck's public disclosures, which included an entire website page devoted to the essential objective of the proposal).

In fact, the Staff has previously concluded that a multi-faceted triennial say-on-pay proposal is substantially duplicative of an annual shareholder advisory vote. In *The Procter & Gamble Company* (avail. July 21, 2009), the Staff permitted exclusion of a proposal from the United Brotherhood of Carpenters, which was significantly similar to the Proposal, under Rule 14a-8(i)(11) on the basis that it substantially duplicated an earlier proposal submitted by another shareholder, Walden Asset Management. The Walden proposal, which was essentially the same as Abbott's annual say-on-pay-vote, requested an annual "up or down" shareholder vote on the compensation of the named executive officers. While Abbott seeks to exclude the Proposal under Rule 14a-8(i)(10) rather than 14a-8(i)(11), the same analysis applies. Just as the multi-faceted triennial vote proposal in *Procter & Gamble* was substantially duplicative of an annual advisory vote on executive compensation, the Proposal is substantially duplicative of the annual say-on-pay vote that Abbott already conducts.

While Abbott's say-on-pay vote is not identical to the Proposal, it fully satisfies the Proposal's essential objective – to provide shareholders with the opportunity to evaluate and vote on executive compensation. The Staff has previously concluded that a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. See e.g., *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting the company to confirm that all current and future U.S. employees were legal workers was substantially implemented because the company had verified that 91% of its domestic workforce were legal workers); and *Talbots Inc.* (avail. Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights standards was substantially implemented where the company had established its own business practice standards). See also *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *Hewlett-Packard Co.* (avail. Dec. 11, 2007); and *Intel Corp.* (avail. Mar. 11, 2003).



For the reasons described above, Abbott has substantially implemented the Proposal and may exclude the Proposal from its 2013 proxy materials under Rule 14a-8(i)(10).

II. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 because it is materially false and misleading.

Rule 14a-8(i)(3) permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This basis for exclusion applies where the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. . ." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proposal fails to sufficiently provide guidance on how its terms and concepts should be interpreted to permit its proper consideration by shareholders and proper implementation by the Company. The purpose of the Proposal is unclear and the Proposal itself is subject to multiple interpretations, and nothing in the Proposal provides insight to clarify these ambiguities. As a result, shareholders and the Company could have different interpretations of what is required by the Proposal, and neither shareholders in voting on the Proposal nor the Company in implementing the Proposal would be able to identify with any reasonable certainty what actions would be taken thereunder.

As an initial matter, the Proposal is confusingly similar to the annual advisory say-on-pay vote on which shareholders are asked to vote each year in compliance with the Dodd-Frank Act, but is unclear as to whether the Proposal is intended to supplement or replace such vote. On one hand, the Proposal seems to assume replacement of Abbott's annual say-on-pay vote with a triennial vote, as the supporting statement describes that the Proposal as "an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans." On the other hand, the Proposal does not explicitly request or require a replacement of Abbott's current say-on-pay vote. Instead, it states that it is intended to "fit[] within the SOP Dodd-Frank framework," which suggests that the additional elements included in the Proposal that are not mandated under the Dodd-Frank Act framework (*i.e.*, the triennial approval or disapproval of three components of compensation) are intended to supplement a continuing annual say-on-pay votes. Based on these varying interpretations, the Proposal could be read to require any number of different outcomes, including (i) continuation of Abbott's current annual say-on-pay vote with separate triennial votes on both the "overall compensation plan" and the three individual components (which would cause additional confusion every three years when multiple say-on-pay votes would be submitted to shareholders), (ii) continuation of Abbott's current annual say-on-pay vote with a triennial vote on only the identified elements of named executive officer compensation or (iii) a triennial say-on-pay vote (but at odds with the annual frequency previously approved by Abbott's shareholders and adopted by Abbott's Board of Directors) plus additional triennial votes on the identified elements of named executive officer compensation.

Several terms and concepts included in the Proposal are also vague and indefinite, as they are subject to multiple interpretations and likely to confuse Abbott's shareholders. For example, the statutorily



required say-on-pay vote calls for approval of the named executive officers' compensation as disclosed in a company's proxy statement pursuant to Item 402 of Regulation S-K, while the Proposal requests an advisory vote "'for' or 'against' the overall compensation plan." The term "overall compensation plan" as used in the Proposal is undefined and it is unclear whether this term is intended to mean the compensation disclosed pursuant to Item 402 of Regulation S-K or a separate overarching "plan" for compensation beyond what is required under SEC rules, which Abbott would be required to develop and disclose in its proxy statement. The Proposal also does not clarify whether the "overall compensation plan" relates to annual compensation or, if because the Proposal calls for a triennial vote, a broader three-year compensation scheme.

The requirement of a vote on the three enumerated components of compensation – annual incentive compensation, long-term incentive compensation and post-employment compensation – also lacks explanation. It is not clear from the Proposal whether Abbott would be required to include separate votes for each of the three components, or if they would be grouped together for a collective vote. If each component were to be voted on separately, would shareholders vote on each compensation plan or arrangement that falls into one of these components, or a single vote on each component, potentially encompassing multiple plans or arrangements under one heading? Similarly, it is not clear whether the shareholders are being asked to vote on separate aspects of each component. For example, would shareholders vote on post-employment benefits collectively or by individual benefit? Furthermore, the Proposal gives no guidance on how the "overall compensation plan" is intended to interact with the separate components. For example, if the shareholders were to approve the "overall compensation plan" but to disapprove of one or more of the components, what action would the Company be required to take, if any at all?

The Staff has repeatedly permitted exclusion of proposals that were sufficiently vague and indefinite that the company and its shareholders would be unable to determine what the proposal entails or might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (avail. Mar. 12, 1991), the Staff concluded that a shareholder proposal may be excluded where the company and the shareholders could interpret the proposal differently such that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See also *Motorola, Inc.* (avail. Jan. 12, 2011) (allowing exclusion of a proposal requesting that the board negotiate "with senior executives to request that they relinquish...preexisting executive pay rights" as vague and indefinite because "the proposal [did] not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" where the proposal did not specify what was meant by "improved corporate governance" such that shareholders might not know precisely what they were voting either for or against); and *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (quoting an SEC opinion in the matter: "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. . . .We therefore did not feel that we would compel the



company to include the proposal in its present form in its proxy statement.").

Based on the above, the Proposal is materially false and misleading in violation of the proxy rules and may be omitted form Abbott's 2013 proxy materials.

III. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(9) because it conflicts with Abbott's say-on-pay proposal.

Rule 14a-8(i)(9) provides that a shareholder proposal may be excluded if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The purpose of the exclusion is to prevent shareholder confusion and to avoid inconsistent vote results that would provide management with a conflicting mandate. The Commission has found that proposals need not be expressly contrary to fall within the scope of Rule 14a-8(i)(9). Further, the Commission has stated that the company's proposal and the stockholder's proposal need not be identical in scope or focus in order to omit a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(9). See Release No. 34-40018, n. 27 (May 21, 1998).

Inclusion of both the Proposal and Abbott's say-on-pay proposal would present shareholders with alternative and conflicting decisions on the same subject matter, which could lead to an inconsistent and ambiguous result. Abbott intends to include in its 2013 proxy materials a say-on-pay proposal allowing shareholders the opportunity to approve the compensation of its named executive officers as disclosed pursuant to Item 402 of Regulation S-K, which includes annual incentive compensation, long-term incentive compensation and post-employment compensation. The Proposal requests that overall executive compensation be approved and also broken out into the three aforementioned categories, allowing shareholders to approve each category. The Proposal, therefore, conflicts with the Company's say-on-pay proposal.

The Staff has consistently taken the position that when a company sponsored proposal and a shareholder proposal present alternative and conflicting decisions for shareholders, and submitting both to a vote could provide inconsistent and ambiguous results, the stockholder proposal may be excluded under Rule 14a-8(i)(9). For example, in *Supervalu, Inc.* (avail. April 20, 2010), the Staff permitted the exclusion of a proposal requesting the company to adopt a policy that provided for an annual stockholder advisory vote under Rule 14a-8(i)(9) which conflicted with management's submission to stockholders recommending a triennial advisory vote on executive compensation. See also *Lowe's Companies, Inc.* (avail. Mar. 22, 2010) (concurring in excluding a proposal requesting for holders of 10% of the company's outstanding stock to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would include in the proxy materials a proposal calling for 25% of the stockholders to call special meetings).

[Remainder of page intentionally left blank]



IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2013 proxy materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2013 proxy materials, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com, or Jessica Paik by phone at 847.937.5550 or via email at Jessica.Paik@abbott.com. We may also be reached by facsimile at 847.938.9492. We would appreciate it if you would send your response to us via email or by facsimile. The Proponent may be reached by phone at 202.546.6206 x221.

Very truly yours,

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: Ed Durkin
United Brotherhood of Carpenters,
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Exhibit A

Proposal

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of Abbott Laboratories ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

Exhibit B

Additional Correspondence with Proponent


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

DATE
Thursday, November 08, 2012

TO
Laura J. Schumacher
Corporate Secretary
Abbott Laboratories

SUBJECT
Carpenter Pension Fund Shareholder Proposal

FAX NUMBER
847-937-3966

FROM
Ed Durkin

NUMBER OF PAGES (Including This Cover Sheet)
3

FAX TRANSMISSION



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 847-937-3966]

November 8, 2012

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Ms. Schumacher:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Abbott Laboratories ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 24,246 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of Abbott Laboratories ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

Klein, Amy B

From: Paik, Jessica
Sent: Friday, November 09, 2012 2:23 PM
To: edurkin@carpenters.org
Cc: Klein, Amy B
Subject: Abbott Shareholder Proposal
Attachments: Carpenters Acknowledgment.pdf

Dear Mr. Durkin,

Please find attached for your records a letter acknowledging Abbott's receipt of the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund on November 8, 2012. The original letter is being sent to your attention via Federal Express.

Kind regards,

Jessica Paik

Jessica H. Paik
Senior Counsel,
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Bldg. AP6C-1N / Dept. 32L
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
jessica.paik@abbott.com


Abbott
A Promise for Life

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 8, 2012

Via Federal Express & Email

Mr. Edward J. Durkin
United Brotherhood of Carpenters, Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Durkin:

This letter acknowledges timely receipt of the shareholder proposal submitted by Douglas J. McCarron, Fund Chairman of the United Brotherhood of Carpenters Pension Fund, who has designated you his proxy and instructed that we direct all communications to your attention. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that the proponent submit verification of stock ownership. We await proof that the United Brotherhood of Carpenters Pension Fund has continuously owned its shares for at least one year preceding and including November 8, 2012 (the date that Mr. McCarron submitted the proposal). Please submit this information to Abbott no later than 14 calendar days from the day you receive this letter. You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry
Douglas J. McCarron

928357v1

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



[SENT VIA FACSIMILE 847-937-3966]

November 16, 2012

Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

RE: Shareholder Proposal Record Letter

Dear Ms. Schumacher:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 24,246 shares of Abbott Laboratories ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Abbott Laboratories stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M Kaplan

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin

RECEIVED
NOV 16 2012
L.J. SCHUMACHER